RED CAPITAL MARKETS, LLC

Statement of Operations

Year ended March 31, 2016

Revenues:		
Net trading gains	$	1,532,431
Interest income		873,579
Remarketing agent fees		663,297
Underwriting fees, net		811,761
Advisory fees, net		186,905
Other income, net (note 8)		637,047
Total revenues		4,705,020
Expenses:		
Salaries, incentive compensation and employee benefits		3,665,037
Occupancy		56,453
Interest expense		159,207
Travel and entertainment		108,525
Furniture, equipment and software expense		114,360
Third party service fees		75,552
Intangible asset amortization		486,817
General and administrative		746,046
Total expenses		5,411,998
Net loss		(706,977)
Other Comprehensive Income (Loss):		
Unrealized holding loss on investments		(84,544)
Total comprehensive loss	$	(791,520)

See accompanying notes to financial statements.